Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES THE RESUMPTION
OF SHIPMENT OF SYNTHETIC CRUDE OIL FROM HORIZON
CALGARY, ALBERTA – AUGUST 22, 2011 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural”) is pleased to announce that Synthetic Crude Oil (“SCO”) sales have recommenced from its Horizon Oil Sands (“Horizon”) operation in Northern Alberta.

On August 16, 2011, Canadian Natural successfully and safely resumed production at Horizon from the fire that occurred in the coker unit on January 6th, 2011. Production for the past four days has consistently averaged approximately 75,000 bbl/d of SCO. Ramp up to full production capacity of 110,000 bbl/d of SCO is expected in the next week.  First pipeline deliveries commenced on August 18, 2011.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com